May 28, 2025

Dylan Taylor
Chief Executive Officer
Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202

       Re: Voyager Technologies, Inc.
           Registration Statement on Form S-1
           Filed May 16, 2025
           File No. 333-287354
Dear Dylan Taylor:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 16, 2025
Prospectus Summary
Joint Venture Agreement for Starlab JV, page 20

1. Please file as an exhibit the Joint Venture Agreement entered into on December 23,
       2023. If the Second Amended and Restated Limited Liability Company Agreement
       dated April 2025 has replaced the December 2023 Joint Venture Agreement, please revise your disclosure to clarify this. In addition, we note that
Section 2.9 of the April
       2025 agreement states that the members intend that Starlab Space LLC shall not be a partnership or joint venture. Noting that you refer to the arrangement as a joint venture in the prospectus, please advise.
Summary Consolidated Financial and Other Data, page 34

2. We note you provided per share disclosures; however, the amounts you disclosed do not appear to be consistent with the narrative disclosures in footnote
(1). We also note
 May 28, 2025
Page 2

       footnote (1) refers to the issuance of shares in this offering which appears to imply a pro forma presentation. Please ensure amounts presented and related disclosures are consistent. Also, given all the anticipated changes to your capital structure prior to the offering, please confirm or explain to us how you intend to comply with SAB Topic
       4:C and if/how/where you intend to present additional pro forma per share disclosures.
Key Performance Indicators and Non-GAAP Financial Measures, page 35

3. We note your response to prior comment 1, please more fully address the following:
           Explain your statement that "These services and the related non-cash operating
         expenses are not supportive of the Company   s revenue generating
activities   .
         Based on the description of the nature of the services being provided in the first paragraph of your response, it is not clear to us how these services would not support revenue generating activities. More specifically address the nature of the services being provided and better describe if and how the expenses being
         incurred relate to your operations and business strategy.
           Explain your statement that the services relate to the
development of software
         infrastructure for use at the corporate level and in the Starlab Space Stations
         segment   . More specifically address the nature and extent of the
infrastructure,
         including your accounting for any other costs related to the infrastructure that you incurred or expect to incur that are in addition to the expenses incurred under the service agreement.
           Explain your expectations regarding the need to continue to obtain services subsequent to the expiration date of this service agreement.
           If applicable, tell us the extent to which any services provided under the service agreement are related to the grant funding you have received or expect to receive.
Principal Stockholders, page 71

4. In your next amendment, please complete the beneficial ownership table and related information, including on the cover page.
Consolidated Financial Statements
Condensed Consolidated Statements of Operations, page F-3

5. Please present net losses applicable to common stock on the face of the statements of operations since such amounts appear to be materially different, in quantitative terms, from reported net losses. The amounts presented should be computed for each period presented as net losses less dividends on preferred stock, including undeclared or unpaid dividends, if cumulative. Refer to SAB Topic 6:B.
10. Segment Reporting, page F-12

6.     We note your response to prior 2. Given the requirements of ASC
280-10-50-32,
       please revise your interim financial statements to include the disclosures related to significant segment expenses required by ASC 280-10-50-26A and 50-26C, similar to the disclosures in your annual financial statements.
 May 28, 2025
Page 3

Exhibits

7. Please file all remaining exhibits in your next amendment. Please be advised that we may have comments on such exhibits once filed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-
551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Michael Benjamin